MGM Growth Properties Operating Partnership LP 6385 S. Rainbow Blvd., Suite 500 Las Vegas, Nevada 89118	MGP Finance Co-Issuer, Inc. 6385 S. Rainbow Blvd., Suite 500 Las Vegas, Nevada 89118

January 27, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tom Kluck

Re:	MGM Growth Properties Operating Partnership LP and

MGP Finance Co-Issuer, Inc.

Registration Statement on Form S-4

File No. 333-215571

Dear Mr. Kluck:

Reference is made to the Registration Statement on Form S-4 (No. 333-215571) of MGM Growth Properties Operating Partnership LP, a Delaware limited partnership, and MGP Finance Co-Issuer, Inc., a Delaware corporation (collectively, the “Registrants”), initially filed with the Securities and Exchange Commission (the “Commission”) on January 17, 2017 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 11:00 a.m. Eastern Time on February 1, 2017, or as soon as practicable thereafter.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank, Tweed, Hadley & McCloy LLP, by calling Rod Miller at (212) 530-5022, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP By: MGM Growth Properties OP GP LLC

By:	/s/ Andy H. Chien
Name:	Andy H. Chien
Title:	Chief Financial Officer and Treasurer

MGP FINANCE CO-ISSUER, INC.

By:	/s/ Andy H. Chien
Name:	Andy H. Chien
Title:	Chief Financial Officer and Treasurer

[Signature Page to Company’s Acceleration Request]